ZW Data Action Technologies Inc.

Room 1106, Xinghuo Keji Plaza,

No. 2 Fufeng Road, Fengtai District, Beijing, PRC

December 30, 2022

VIA EDGAR

Inessa Kessman/Robert Littlepage

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ZW Data Action Technologies Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
File No. 001-34647

Dear Ms. Kessman and Mr. Littlepage,

ZW Data Action Technologies Inc. (“We” or the “Company”) is hereby providing responses to comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) issued on November 9, 2022 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”) and addressed to Mr. Handong Cheng (the “Staff’s Letter”).

In order to facilitate your review we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

In addition, we respectfully advise the Staff that the references to prior comments and our prior responses are to the comments of the Staff of the SEC issued on September 9, 2022 regarding the 2021 Form 10-K and our responses to these comments previously filed with the SEC on October 21, 2022, respectively.

Form 10-K for the Fiscal Year Ended December 31, 2021

Our Subsidiaries, Variable Interest Entities (VIEs) and Ownership Interest Investment Affiliates, page 3

1.	We note your response to comment three and your proposed disclosure. Please revise your reference to primary beneficiary here and elsewhere throughout the filing to clarify that you are the “primary beneficiary” of the VIEs for accounting purposes only.

COMPANY RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we will further revise our disclosure on page 4 of the 2021 Form 10-K to include the required clarification and include the revised proposed disclosure, as set forth below, in our future Form 10-K filings, with necessary updates to reflect any subsequent changes of facts or regulations, if any. Revised proposed disclosure in italic format compared to the disclosure in the 2021 Form 10-K are underlined or ~~strikethrough~~ for the ease of your review, of which new revisions compared to the proposed disclosure as set forth in our prior responses to prior comment 3 are bolded. Except for here and the statement of “[a]ll of the VIEs’ assets can be used to settle obligations of their primary beneficiary” on page F-4 and page F-14 of the 2021 Form 10-K, which we had undertook to remove from our future periodical fillings, as stated in our prior response to prior comment 8, there was no other reference to “primary beneficiary” throughout the 2021 Form 10-K. In addition, we respectfully advise the Staff that to the best knowledge of our company, our directors and management, our VIE agreements have not been tested in a court of law in the PRC as of the date of this submission. We will re-confirm or update this statement as of the date of each of our future Form 10-K filings to the extent applicable.

The business of the PRC Operating Entities falls under the class of a business that provides Internet content or information services, a type of value-added telecommunication services, for which restrictions upon foreign ownership apply. The 2021 Negative List retains the restrictions on foreign ownership related to value-added telecommunication services. As a result, Rise King WFOE is not allowed to conduct the business the PRC Operating Entities companies are currently pursuing. Advertising business is open to foreign investment but used to require that the foreign investors of a WFOE should have been carrying out advertising business for over three years pursuant to the Foreign Investment Advertising Measures as amended by MOFCOM and the State Administration of Industry and Commerce (“SAIC”, currently known as the State Administration for Market Regulations, (“SAMR”)) on August 22, 2008, which was repealed in June 29, 2015. Before June 29, 2015, Rise King WFOE was not allowed to engage in the advertising business because its shareholder, China Net HK, did not meet such requirements. As a result, in order to ~~control the business and operations of the PRC Operating Entities and consolidate the financial results of the two companies~~ have the power to direct activities of the PRC Operating Entities that most significantly impact the economic performance of the PRC Operating Entities and the obligation to absorb the losses and the right to receive benefits of the PRC Operating Entities that could potentially be significant to the PRC Operating Entities in a manner that does not violate the related PRC laws, Rise King WFOE executed the Contractual Agreements with the PRC Shareholders and each of the PRC Operating Entities. As such, ~~we are~~ Rise King WFOE is deemed to be the primary beneficiary of the PRC Operating Entities, or the VIEs, that are parties to the relevant VIE agreements, for accounting purposes only, which serves the purpose of consolidating the VIEs’ operating results in the preparation of our consolidated financial statements under the U.S. GAAP.

However, there exist substantial uncertainties regarding regulations and their potential effect on our VIE structure and contractual arrangements. As of the date of this annual report, to the best knowledge of our company, our directors and management, our VIE agreements have not been tested in a court of law in the PRC and may not be effective in providing control over the VIEs as would direct equity ownership.

Report of Independent Registered Public Accounting Firm, page F- 1

2.	We note your response to comment seven and proposed disclosure. If the critical audit matter relates to your ability to continue as a going concern, then the disclosure both in the audit report and in your filing should state that clearly versus referencing managements promise / commitment. Please revise accordingly.

COMPANY RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we will coordinate with our auditor to revise the disclosure of the critical audit matter relates to our ability to continue as a going concern as required, in both the audit reports and our filings in our future Form 10-K fillings, unless this matter will not be communicated as a critical audit matter by then. Based on the communications with our auditor during the interim audit planning process for the year ending December 31, 2022, we believe it is probable that our ability to continue as a going concern will be communicated as a critical audit matter in the auditor report, with respect to the audits of our consolidated financial statements as at December 31, 2022 and 2021 and for each of the two fiscal years in the period ending December 31, 2022, to be included in our annual report on Form 10-K for the year ending December 31, 2022.

We respectfully advise the Staff that the proposed revised disclosure, as set forth below, speaks of the auditor report dated April 15, 2022 included in the 2021 Form 10-K (the “2021 auditor report”) for illustrative purposes. We will coordinate with our auditor to update the disclosure to reflect the financial data, management’s plans and assumptions, the related audit procedures and any other relevant facts to the extent applicable and include such updated disclosure in both the audit reports and our filings in our future Form 10-K filings. Proposed revised disclosure in italic format compared to the disclosure in the 2021 auditor report are underlined for the ease of your review. The critical audit matter and other contents not relating to our ability to continue as a going concern communicated in the 2021 auditor report was omitted from the below illustration.

Going Concern Assessment

The Company’s primary sources of working capital are cash flows from operations and fund raising activities from existing and new shareholders. The Company’s cash flows from operations are primarily impacted by the Company’s service income, and any change in timing or amount of service income may influence the Company’s operating cash flows. The Company had conducted several fund raising activities during the year, with approximate US$17.1 million was raised with these activities and resulting an increase in cash and cash equivalent to US$7.2 million as at year ended. Based on the Company’s operating plan and evaluation on its ability to continue as a concern, as set forth in Note [ ]1 to the consolidated financial statement, management believes that the current working capital combined with expected operating and financing cash inflows will be sufficient to fund the Company’s operations and satisfy the Company’s obligations as they come due for at least one year from the date that the consolidated financial statements are issued.

We identified management’s assessment of the Company’s ability to continue as a going concern as a critical audit matter. The going concern assessment requires management judgment to critically evaluate its forecasts and liquidity projections, incorporating the significant and unusual impacts of the COVID-19 pandemic. Auditing the management’s going concern assessment involved especially challenging auditor judgment and audit effort due to the nature and extent of effort required to address these matters.

The primary procedures we performed to address this critical audit matter included:

●	Evaluating the reasonableness of management’s assumptions and revision on forecasts and liquidity projections, which included: (i) obtaining an understanding of management’s process for developing cash flow forecasts; (ii) comparing prior period forecasts to actual results; and (iii) assessing the Company’s ability to meet its trailing twelve-month profitability covenant, including the commitment to increasing in revenues generation; implementing measures that enable it to manage the payment schedules and reducing operating expenditures for the twelve months from the date that the consolidated financial statements are issued.

●	Assessing management’s projections in the context of other audit evidences obtained during the audits and historical performance to determine whether it was contradictory to the conclusion reached by management.

●	Assessing the adequacy of the Company’s going concern disclosures included in Note [ ][1] to the consolidated financial statements.

1. As proposed in our prior response to prior comment 7 and as disclosed in Note 3 to our Form 10-Q for the quarter ended September 30, 2022, we will add a Note of “Liquidity and capital resources” whenever applicable to our consolidated financial statements, to discuss our ability to continue as a concern. We will fill in the exact sequential number of this Note when the related auditor report has become available.

In addition, we respectfully propose to concurrently revise the caption of the Note of “Liquidity and capital resources” to our consolidated financial statements, which we proposed to add whenever applicable, as stated in our prior response to prior comment 7 to “Liquidity and capital resources and going concern evaluation”, which would reflect more accurately and clearly the information discussed in this note and would provide cross-reference more closely to the proposed revised disclosure in the auditor report as discussed above with our best efforts.

3. Summary of Significant Accounting Policies

e) Cash and cash equivalents, page F-15

3.	We note your response to comment 10 and proposed disclosure. In this regard, please quantify the amount of cash held in PRC and the U.S. Disclose whether the VIEs, VIE subsidiaries, and PRC subsidiaries have transferred cash outside of the PRC and the amounts of the transfers. Also, your statement that cash and cash equivalents are “unrestricted as to withdrawal or use” appears to contradict other disclosure as to restrictions imposed by applicable laws and regulations, including restrictions on foreign exchange. Please revise accordingly.

COMPANY RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we will further enhance the disclosure related to the summary of accounting policies of cash and cash equivalents account to include the required information/revision and include the revised proposed disclosure, as set forth below, in the notes to our consolidated financial statements in our future Form 10-K filings, with necessary updates to reflect any subsequent changes in facts or regulations, if any. Revised proposed disclosure in italic format compared to the disclosure in the 2021 Form 10-K are underlined or ~~strikethrough~~ for the ease of your review, of which new revisions compared to the proposed disclosure as set forth in our prior responses to prior comment 10 are bolded.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and bank deposits~~, which are unrestricted as to withdrawal and use~~. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

The Company’s cash ~~are~~ is held in accounts at major financial institutions located in the U.S. and the PRC. As of December 31, 2021, US$4.87 million of the Company’s cash was held in accounts at financial institutions located in the U.S., and the remaining US$2.30 million was held in the accounts at financial institutions located in the PRC. The Company believes that these financial institutions are of high credit quality, all of which have participated in the federal/national deposit insurance scheme of their respective jurisdiction. The Company’s cash held in accounts at the financial institutions in the U.S. are insured by the Federal Deposit Insurance Corporation (“FDIC”) for up to US$0.25 million per depositor per insured bank and the cash held in accounts at the financial institutions in the PRC are insured by the Deposit Insurance Capital Corporation (“DICC”), a wholly-owned subsidiary of the People’s Bank of China, for up to RMB0.50 million per depositor per insured bank. The Company, its subsidiaries, VIEs and VIEs’ subsidiaries have not experienced any losses in such accounts in the U.S. and the PRC and do not believe ~~its~~ their cash is exposed to any significant risk.

The cash held in accounts at the financial institutions in the PRC ~~are~~ is in Renminbi. Renminbi is not freely convertible into other currencies. The Chinese government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and foreign debt. Currently, our PRC subsidiaries may purchase foreign currency for settlement of current account transactions, including payment of dividends to us, without the approval of the State Administration of Foreign Exchange of China (the “SAFE”) by complying with certain procedural requirements. However, the relevant Chinese governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. The Chinese government may continue to strengthen its capital controls, and additional restrictions and substantial vetting processes may be instituted by the SAFE for cross-border transactions falling under both the current account and the capital account. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant Chinese governmental authorities. There is no restriction for the Company to transfer its cash held in accounts at the financial institutions located in the U.S. outside the border of the U.S.

The Company is a Nevada holding company with operations primarily conducted in China through its PRC subsidiaries, VIEs and VIEs’ subsidiaries. The intercompany flow of funds within its organization is effected through capital contributions and intercompany loans, which requires prior approval by the delegated executive officers before execution.

The Company has transferred, and intends to continue to transfer, most of its cash raised from the U.S. stock market to its PRC operating entities to support their operations and expansions. The Company’s ability to pay dividends to U.S. investors may depend on receiving dividends or other distributions from its PRC subsidiaries and settlement of the amounts owed under the VIE agreements from the consolidated VIEs. The Company does not have any present plan to demand the consolidated VIEs to settle their amounts owed under the VIE agreements, or make any distribution of earnings~~/~~ or issue any dividends directly or indirectly to the Nevada holding company. In addition, the Company also currently does not have any ~~present~~ plan to pay any cash dividends on its common stock in the foreseeable future.

For the year ended December 31, 2021, the Company transferred aggregately US$16.33 million cash to its operating subsidiaries to support their business operations and expansions, of which US$5.0 million was transferred in form of capital contributions and US$11.33 million was transferred in form of shareholder loans. For the year ended December 31, 2020, the Company transferred aggregately US$4.91 million cash to its operating subsidiaries, of which US$2.0 million was transferred in form of capital contributions and US$2.91 million was transferred in form of shareholder loans.

For the year ended December 31, 2021, the Company’s operating subsidiaries transferred US$4.25 million cash to the consolidated VIEs in form of loans. For the year ended December 31, 2020, the consolidated VIEs transferred/repaid US$0.29 million cash to the Company’s operating subsidiaries.

For the year ended December 31, 2021 and 2020, the Company’s PRC subsidiaries, the VIEs, and VIE’s subsidiaries did not transfer any cash outside of the PRC.

General

4.	We note your response to comment 11 and proposed disclosure. Please enhance your disclosure to clearly state that the delisting of your common stock or the threat of being delisted could cause the value of your securities to significantly decline or be worthless.

COMPANY RESPONSE: In response to the Staff’s comment and to incorporate the recent progress of the PCAOB’s inspection and investigation of the registered public accounting firms headquartered in Mainland China and Hong Kong and other related information, as announced in the PCAOB 2022 HFCAA Determination Report, dated December 15, 2022, we respectfully advise the Staff that we will further revise and enhance our proposed disclosure regarding prior comment 11 to be provided prominently at the forefront, the MD&A and the financial statements in our future Form 10-K filings and at the onset of Part 1 and the MD&A of our future Form 10-Q fillings. Unless there are changes in relevant law or regulations, or in interpretations thereof that would necessitate changes to the below, we will add the following disclosure in response to this comment and prior comment 11, of which new revisions compared to the proposed disclosure as set forth in our prior responses to prior comment 11 are bolded.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report in our SEC filings, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in Hong Kong Special Administrative Region of the PRC ("Hong Kong"), China, a jurisdiction where the PCAOB was unable to conduct inspections and investigations before 2022. As a result, we and investors in our securities are deprived of the benefits of such PCAOB inspections. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in China mainland and Hong Kong in 2022. However, the inability of the PCAOB to conduct inspections of auditors in Hong Kong in the past made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China mainland and Hong Kong that have been subject to the PCAOB inspections, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our common stock may be delisted and prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or investigate completely auditors located in China mainland and Hong Kong. The delisting of our common stock or the threat of their being delisted could cause the value of our common stock to significantly decline or be worthless, and thus you could lose all or substantial portion of your investment.

On December 18, 2020, the Holding Foreign Companies Accountable Act, or the HFCAA, has been signed into law that states if the SEC determines that issuers have filed audit reports issued by a registered public accounting firm that has not been subject to PCAOB inspection for three consecutive years beginning in 2021, the SEC shall prohibit its common stock from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. Furthermore, on June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission-Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the U.S. President can sign into law.

On December 16, 2021, the PCAOB issued a HFCAA Determination Report (the “PCAOB 2021 Determinations”) to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in China mainland and Hong Kong because of positions taken by the Chinese authorities, and our auditor was subject to this determination. On May 13, 2022, the SEC conclusively identified us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 10-K for the fiscal year ended December 31, 2021.

~~On December 16, 2021, the PCAOB issued the HFCAA Determination Report (the “PCAOB Determination List"), according to which our auditor, who is headquartered in Hong Kong Special Administrative Region of the PRC (“Hong Kong”), is subject to the determinations that the PCAOB is unable to inspect or investigate completely because of positions taken by the Chinese authorities. On May 13, 2022, following the filing of our annual report on Form 10-K on April 15, 2022, the SEC conclusively identified us as a Commission-Identified Issuer that engages an auditor that the PCAOB is unable to inspect or investigate completely.~~

~~Under the current law, delisting and prohibition from over-the-counter trading of our common stock in the U.S. could take place in 2024. If this happens, there is no certainty that we will be able to list our common stock on a non-U.S. exchange or that a market for our common stock will develop outside of the U.S. The delisting of our common stock, or the threat of their being delisted, may materially and adversely affect the value of your investment. The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our common stock may be prohibited from over-the-counter trading or delisted. If this bill were enacted, our common stock could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023.~~

~~We have been reaching out to U.S. audit firms which do not fall within the PCAOB Determined List. However, we understand that these audit firms must go through a “client acceptance procedure” before they are able to accept engagement. We will disclose the developments regarding the engagement of U.S. audit firms in subsequent quarterly reports and annual reports.~~

On August 26, 2022, the PCAOB signed a Statement of Protocol on agreement governing on inspections of audit firms based in mainland China and Hong Kong, with China Securities Regulatory Commission (“CSRC”) and Ministry of Finance (“MOF”) of the PRC, in regarding to governing inspections and investigations of audit firms headquartered in mainland China and Hong Kong (the “Agreement”). As stated in the ~~a~~Agreement, the Chinese authorities committed that the PCAOB has direct access to view complete audit work papers under its inspections or investigations and has sole discretion to the selected audit firms and audit engagements. The ~~a~~Agreement opens access for the PCAOB to inspect and investigate the registered public accounting firms in mainland China and Hong Kong completely. ~~And the PCAOB is now required to further re-access its determinations by the end of 2022. In mid-September 2022, the inspection team of the PCAOB arrived in Hong Kong to start an eight to ten-week onsite audit inspections and investigations of the selected audit firms headquartered in mainland China and/or Hong Kong, with the assistant of the officials from CSRC. Notwithstanding the foregoing, the final result remains uncertain. There is no assurance that the Statement of Protocol will be effective in accomplishing its stated goals.~~ The PCAOB then thoroughly tested compliance with every aspect of the Agreement necessary to determine complete access. This included sending a team of PCAOB staff to conduct on-site inspections and investigations in Hong Kong over a nine-week period from September to November 2022.

On December 15, 2022, the PCAOB issued its 2022 HFCAA Determination Report (the “PCAOB 2022 Determinations”) to notify the SEC of its determination that the PCAOB was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in China mainland and Hong Kong completely in 2022. The PCAOB Board vacated its 2021 PCAOB Determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in China mainland and Hong Kong. For this reason, we do not expect to be identified as a Commission-Identified Issuer following the filing of our annual report for the fiscal year ending December 31, 2022. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in China mainland and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control.

The PCAOB is continuing to demand complete access in China mainland and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB does not have to wait another year to reassess its determinations. Should the PRC authorities obstruct the PCAOB’s access to inspect or investigate completely in any way and at any point, the PCAOB will act immediately to consider the need to issue new determinations consistent with the HFCAA.

We cannot assure you that our auditor will not be determined as a register public accounting firm that the PCAOB is unable to inspect or investigate completely for three consecutive years because of positions taken by the Chinese authorities and/or any other causes in the future. If the PCAOB in the future again determines that it is unable to inspect and investigate completely auditors in China mainland and Hong Kong, we may be identified as a Commission-Identified Issuer accordingly. If this happens, Nasdaq may determine to delist our common stock, and there is no certainty that we will be able to continue listing our common stock on other non-U.S. stock exchanges or that an active market for our common stock will immediately develop outside of the U.S. In addition, the potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our common stock may be prohibited from over-the-counter trading or delisted. If this Accelerating Holding Foreign Companies Accountable Act is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our common stock could be prohibited from trading in the United States in a shorter period in the event that we become identified as a Commission-Identified Issuer. The prohibiting from trading in the United States or delisting of our common stock or the threat of their being delisted could cause the value of our common stock to significantly decline or be worthless, and thus you could lose all or substantial portion of your investment.

********

You may contact our legal counsel, Mitchell S. Nussbaum, Partner at Loeb & Loeb LLP, at (212) 407-4159 or mnussbaum@loeb.com, Tahra Wright, Partner at Loeb & Loeb LLP, at (212) 407-4122 or twright@loeb.com, Vivien Bai, Associate Attorney of Loeb & Loeb LLP, at (212) 407-4933 or vbai@loeb.com, if you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filings.

Sincerely,

ZW Data Action Technologies Inc.

By: /s/ Handong Cheng

       Name: Handong Cheng

       Title: Chief Executive Officer

cc:	Mitchell S. Nussbaum
Tahra Wright
Vivien Bai